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                                                                    EXHIBIT 99.6

                           TRAVEL CHANNEL CALL OPTION

1. Parent agrees to grant the Company a call option (the "Travel Option") on 1/3 of the original equity and economic interest in Parent's travel channel ("Travel Channel") for two years from the time of the closing of the Company's merger with Merger Sub. The Company may exercise the call by notifying Parent of its exercise in writing.

2. Travel Channel shall be Parent's exclusive domestic vehicle whose primary activities are the sale of travel and travel-related services, such as airline tickets, hotel rooms, cruises, vacation packages and other travel services (collectively, "Travel Services") to customers via the television, irrespective of the medium through which such Travel Services are purchased. Such Channel shall not prohibit periodic similar activities from occurring on other channels owned or controlled by Parent, so long as such activities are not a material focus of such other channels.

3. The exercise price for the Travel Option shall be reimbursement of 1/3 of Parent's cost to date of exercise, including cost plus attributable overhead incurred by Parent's Subsidiaries, plus interest at Parent's cost of funds not to exceed prime plus one percent. To the extent Parent's costs are cash, such portion of the exercise price shall be paid in cash. To the extent Parent's costs are media contributions, such portion of the exercise price shall be paid by the Company by reducing the equivalent dollar amount of media provided by Parent to Media LLC.

4. Parent, and its wholly-owned Subsidiaries, shall provide Travel Channel with support for cable affiliate relationships, filming and taping of television shows, marketing, customer service, administrative support and other services, all at cost plus attributable overhead.

5. Parent shall use reasonable best efforts to cause Travel Channel to establish carriage relationships with MSOs which will involve the payment of commissions or up front license fees to those MSOs, as well as the granting of Travel Channel equity to MSOs.

6. The Company shall be entitled to equal matching rights, on identical terms, with respect to any on air branding arrangements and sales of travel packages including at least two items of inventory, at least one of which is air or hotel, on the Travel Channel by any third party.

7. If the Company exercises the Travel Option, it shall be entitled to appoint one of the directors of Travel Channel.

8.  Following the Company's exercise of the Travel Option:

    (a) If Parent issues equity to raise capital in Travel Channel (other than issuances to incentivize Channel employees or strategic investors or in connection with a strategic transaction done in the ordinary course of business), the Company shall have the right to participate in such issuance on a pro rata basis.

    (b) If Parent sells all or substantially all of its equity interest in Travel Channel to a non-wholly owned Subsidiary, the Company shall have a tag-along right with respect to such sale; PROVIDED that upon the occurrence of an IPO, such right shall terminate.

9. Notwithstanding the foregoing, the Company shall not be entitled to veto rights with respect to the future operations of Travel Channel, nor with respect to future equity issuances, including to new parties. During the term of the Travel Option, the Travel Channel shall not issue any equity for cash from a financial investor, but can issue equity to strategic partners for cash or other consideration. During the term of the Travel Option, any funding by Parent or its subsidiaries of the Travel Channel shall be in the form of debt.

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10. During the two-year term of the Travel Option, the Company shall have the right, upon written notice to Parent, to conduct, on reasonable notice and in a reasonable manner, and subject to confidentiality restrictions, due diligence on Travel Channel, including access to Travel Channel's facilities, personnel (including outside accountants), budget, records, contracts, financial information and accounts. In addition, during the two-year term of the Travel Option, Travel Channel shall provide the Company with monthly reports of financial and operating results. The Company will not receive pursuant to this clause 10 confidential or competitive information relating to direct competitors, such as Orbitz and Travelocity.

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